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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.            )    *

SMF Energy Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
78453M109
(Cusip Number)
August 8, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Found on Page 11

13G

CUSIP No. 78453M109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Tree Capital Partners, LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 943,429 Shares, which is 6.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 943,429 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 943,429 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,429 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 12 Pages

13G

CUSIP No. 78453M109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Tree Capital Management, LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 943,429 Shares, which is 6.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 943,429 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 943,429 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,429 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 12 Pages

13G

CUSIP No. 78453M109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Tree Capital Management, LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 943,429 Shares, which is 6.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 943,429 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 943,429 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,429 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 12 Pages

13G

CUSIP No. 78453M109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vikas Tandon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 943,429 Shares, which is 6.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 943,429 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 943,429 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,429 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 12 Pages

13G

CUSIP No. 78453M109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yedi Wong
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 943,429 Shares, which is 6.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 943,429 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 943,429 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,429 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 12 Pages

Preliminary Note: The Reporting Persons (as defined below) are filing this Schedule 13G with respect to the Common Stock, par value $.01 per share (the “Shares”), of SMF Energy Corporation (the “Company”). As of August 8, 2007 the Reporting Persons own, in aggregate, (i) 337,838 Shares, (ii) warrants to purchase 91,892 Shares (the “Warrants”), which Warrants were and continue to be currently exercisable, and (iii) certain 11½% senior secured convertible promissory notes maturing on December 31, 2009 (the “Convertible Notes”), of which 50% of were and continue to be convertible into Shares. All numbers and percentages contained in this Schedule 13G represent beneficial ownership of Shares (including Shares owned directly by the Reporting Persons and Shares deemed to be beneficially owned through the Warrants and Convertible Notes owned by the Reporting Persons as of August 8, 2007), unless stated otherwise. All percentages were calculated based on the 14,556,295 Shares outstanding as of February 12, 2008 as reported by the Company in its Form 10Q filed with the Securities and Exchange Commission on February 14, 2008 plus the additional Shares that would be issued if each Reporting Person exercised the Warrants and converted a portion of the Convertible Notes it owns as of the date hereof. The percentages do not assume the exercise of Warrants or the conversion of the Convertible Notes held by any other persons or entities.

Item 1. Issuer

(a)	Name of Issuer:

SMF Energy Corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

200 West Cypress Creek Road, Suite 400, Fort Lauderdale, Florida 33309

Item 2. Identity And Background

Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

This statement relates to shares of Common Stock, no par value (the “Shares”), ofthe Company. The CUSIP number of the Shares is 78453M109.

Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Joshua Tree Capital Partners, LP, a Delaware limited partnership (the “Fund”), with respect to the Shares beneficially owned by it (through its ownership of Shares, Warrants and Convertible Notes);

(ii)	Joshua Tree Capital Management, LP, a Delaware limited partnership and the general partner of the Fund (the “Fund General Partner”), with respect to

Page 7 of 12 Pages

the Shares beneficially owned by the Fund (through its ownership of Shares, Warrants and Convertible Notes);

(iii)

Joshua Tree Capital Management, LLC, a Delaware limited liability company and the general partner of the Fund General Partner (the “Management LLC”), with respect to the Shares beneficially owned by the Fund (through its ownership of Shares, Warrants and Convertible Notes);

(iv)

Vikas Tandon (“Tandon”), a United States citizen and a managing member of the Management LLC, with respect to the Shares beneficially owned by the Fund (through its ownership of Shares, Warrants and Convertible Notes); and

(v)

Yedi Wong (“Wong”), a United States citizen and a managing member of the Management LLC, with respect to the Shares beneficially owned by the Fund (through its ownership of Shares, Warrants and Convertible Notes).

The citizenship of each of the Reporting Persons is set forth above. The address of the principal business office of each of the Reporting Persons is c/o Joshua Tree Capital Management, LLC, One Maritime Plaza, Suite 750, San Francisco, California 94111.

Item 3. If This Statement Is Filed Pursuant To Sections 240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether The Person Filing Is An Entity Specified In (a) - (j):

Not Applicable.

If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box. ☒

Item 4. Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for the Fund are owned directly by the Fund (through its direct ownership of Shares, Warrants and Convertible Notes). The Fund General Partner, as general partner to the Fund, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Fund. The Management LLC, as general partner to the Fund General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Fund. Tandon and Wong, as managing members of the Management LLC, may each be deemed to be the beneficial owner of all such Shares beneficially owned by the Fund. Each of the Fund General Partner, the Management LLC, Tandon and Wong hereby disclaims any beneficial ownership of any such Shares.

Page 8 of 12 Pages

Item 5. Ownership Of Five Percent Or Less Of A Class

Not Applicable.

Item 6. Ownership Of More Than Five Percent On Behalf Of Another Person

Not Applicable.

Item 7. Identification And Classification Of The Subsidiary Which Acquired The Security

             Being Reported On By The Parent Holding Company

Not Applicable.

Item 8. Identification And Classification Of Members Of The Group

The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9. Notice Of Dissolution Of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2008

/s/ Vikas Tandon

JOSHUA TREE CAPITAL MANAGEMENT, LLC

On its own behalf and

as the General Partner of

JOSHUA TREE CAPITAL MANAGEMENT, LP,

By Vikas Tandon,

Managing Member

/s/ Vikas Tandon

JOSHUA TREE CAPITAL PARTNERS, LP

By Vikas Tandon,

Managing Member of the General Partner of

Joshua Tree Capital Management LP,

its General Partner

/s/ Vikas Tandon

Vikas Tandon

/s/ Yedi Wong

Yedi Wong

The Power of Attorney executed by each of Tandon and Wong authorizing the other to sign and file this Schedule 13G on his behalf, which was filed with Schedule 13G filed with the Securities and Exchange Commission on February 4, 2008 by such Reporting Persons with respect to the Common Stock, par value $0.01 per share, of ITC^DeltaCom, Inc., is hereby incorporated by reference.

Page 10 of 12 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 11 of 12 Pages

EXHIBIT 1

to

SCHEDULE 13G

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 20, 2008

/s/ Vikas Tandon

JOSHUA TREE CAPITAL MANAGEMENT, LLC

On its own behalf and

as the General Partner of

JOSHUA TREE CAPITAL MANAGEMENT, LP,

By Vikas Tandon,

Managing Member

/s/ Vikas Tandon

JOSHUA TREE CAPITAL PARTNERS, LP

By Vikas Tandon,

Managing Member of the General Partner of Joshua Tree Capital Management LP, its General Partner

/s/ Vikas Tandon

Vikas Tandon

/s/ Yedi Wong

Yedi Wong

Page 12 of 12 Pages